WHITEHORSE FINANCE, INC.

1450 BRICKELL AVENUE, 31ST FLOOR
MIAMI, FLORIDA 33131

July 15, 2013

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.
Registration Statement on Form N-2
File Numbers 333-187805 and 814-00967

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-187805) (as amended, the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on July 16, 2013, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WhiteHorse Finance, Inc.

By: /s/ Alastair G. C. Merrick
Name: Alastair G. C. Merrick
Title: Chief Financial Officer and Treasurer